SUBSIDIARY NEWLOOK TO ACQUIRE RIGHTS TO MUHAMMAD ALI ASSETS

Toronto – December 2, 2005 – Eiger Technology, Inc. (“Eiger”) (TSX: AXA, OTCBB: ETIFF) announces that its VoIP-based telecommunications subsidiary, Newlook Industries Corp. (“Newlook”) has entered into an agreement (the “Bilaco Agreement”) with Bilaco Securities Ltd. to acquire the non-theatrical right to all archived philanthropic videotapes and still photos of all trips taken by Muhammad Ali with the groups “Global Village Champions” and/or “Global Village Market” for promotional purposes only; and limited rights to Ali’s public appearances. Inclusive of three public appearances and one Ali photo shoot are 500 – 11x15 limited edition signed Ali prints, 60 hours of Ali footage in 8 different countries, over 1,000 still pictures of Ali with celebrities and dignitaries and Ali artwork for lenticular patches, sports bags and point of purchase (collectively the “Assets”).

Newlook intends to use the Assets to promote and brand its products.

Consideration for the acquisition of the Assets is 4,000,000 common shares (the “Shares”) of Newlook. The Shares will not be issued by Newlook from treasury but rather will be transferred by Eiger for a deemed value of CDN$2,400,000 (or CDN$0.60 per Share) as a loan to Newlook. At the time the shares are issued, Newlook will execute a demand promissory note to Eiger for the repayment of the loan corresponding to the shares transferred.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto
Chief Financial Officer
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302
jmoretto@eigertechnology.com